Exhibit 99.85

Collective Mining Discovers a High-Grade Outcropping Porphyry
System at the Box Target; Drilling to Begin in April

Toronto, Ontario, March 6, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce the discovery of high-grade gold and silver rich porphyry style mineralization at the Box target (“Box”) within the Guayabales Project in Caldas, Colombia. Box is located approximately 1.3 kilometres west of the Apollo porphyry system (“Apollo”) and hosts the same mineralization styles, geochemical footprint and geology as Apollo. An extensive sampling program was recently completed at Box with results outlined in this release.

Ari Sussman, Executive Chairman commented: “Located towards the southwestern end of our 4.5-kilometre porphyry trend, Box is truly a remarkable target. All the ingredients are in place for a new discovery to be made through drilling considering the large scale of the target area with the abundance of high-grade precious metal samples collected from a combination of porphyry related host rock units. Our reconnaissance exploration team deserves much credit for discovering this new target and we look forward to commencing drilling in April 2024.”

Please click here to watch a video hosted by David Reading, Special Advisor to the Company and a QP under NI 43-101 of a recent field visit to Box outlining the various styles of geology and mineralization in the target area.

Highlights (see Table 1 and Figures 1-3)

●	The Box target is a porphyry centre measuring approximately 1 kilometre by 0.7 kilometre by 0.4 kilometre vertical as defined by soil anomalies for gold, silver, zinc and lead as well as geological mapping and rock chip sampling (see Figure 1).

●	Multiple mineralization styles have been identified at Box and include porphyry with vein stockwork, brecciated porphyry and extensive zones of sheeted, high-grade, carbonate and base metal veining (“CBM veins”) trending southeast to northwest and east to west. The porphyry bodies at Box host high-grade gold measuring up to 5.18 g/t gold and the sheeted CBM vein systems have returned values up to 55.53 g/t gold, 665 g/t silver and 0.44% copper (see Table 1).

●	The Box area has very limited outcrop exposure due to extensive vegetation cover, landslides and historical volcanic ash. Recent landslide activity has exposed four new outcrop zones within several creeks which highlight four new brecciated porphyry bodies with adjacent porphyry vein stockwork and high-grade CBM veins. Reconnaissance work within the streams has identified multiple well mineralized float boulders from other potential sources upstream.

●	A previous three-hole scout drilling program in 2021 did not drill test the large target area outlined in this release but indicated that a large hydrothermal fluid system may be in close proximity.

●	The mineralization styles, geochemical footprint and geology of Box is identical to that seen at Apollo and recent work highlights that the brecciated porphyry bodies of both porphyry centres are linked as part of a now well-defined east-west structural corridor.

●	The Company is currently constructing pads to commence drill testing these targets with the first hole scheduled to start in April 2024.

Table 1: Rock Chip and Channel Sample Results From The Box Target

Sample ID	Au (g/t)	Ag (g/t)	Cu (%)	Zone	Mineralization Style
R8505	55.53	50	0.06	2	CBM Sheeted Veins
R8298	21.41	665	0.44	2	CBM Sheeted Veins
CM68	14.8	176	0.04	2	CBM Sheeted Veins
CM77	9.62	254	0.07	2	CBM Sheeted Veins
R8655	5.55	74	0.06	3	CBM Sheeted Veins
R8668	5.34	145	0.15	2	Porphyry Stockwork
CM2560	5.18	7	0.03	4	Porphyry Stockwork
CM112	5.14	239	-	2	CBM Sheeted Veins
CM382	4.96	73	0.02	1	CBM Sheeted Veins
CM1310	4.73	254	-	3	Brecciated porphyry
CM1335	4.46	167	-	3	CBM Sheeted Veins
R8511	4.16	258	0.15	2	Brecciated porphyry
R8512	3.97	315	0.20	2	Brecciated porphyry
CM1347	3.94	142	-	3	Porphyry Stockwork
CM248	3.55	58	-	3	Porphyry Stockwork
CM1342	3.33	184	-	3	Porphyry Stockwork
CM1338	3.31	29	-	3	Porphyry Stockwork
CM2575	3.25	4	-	4	Porphyry Stockwork
R8437	3.19	135	-	1	Porphyry Stockwork
CM1345	3.14	158	-	3	Porphyry Stockwork
CM1313	3.06	21	-	4	Porphyry Stockwork

Figure 1: Plan view of the Box Target as Defined by Soil Anomalies, Rock Chip Samples and Surface Geology Mapping

0.7 Kilometers
1 Kilometer
OPEN
OPEN
OPEN
N
1
2
3
4
Soil Anomaly
Au, Ag, Zn, Sb
LEGEND
Porphyry Stockwork
Brecciated Porphyry
Soil Anomaly Au, Ag, Zn, Sb
CBM Sheeted Veins
Rock Samples Au (g/t)
5.0
1.0 - 5.0
0.5 - 1.0
0.3 - 0.5
Au > 0.3 g/t n = 171 samples
0
300
Meters

Figure 2: Surface Rock Photos Highlighting the Various Mineralization Styles at the Box Target

Figure 3: Plan View of the Guayabales Project Highlighting the Box Target

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 43% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS and SGS laboratories facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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